File No. 2311-4
July 3, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A Filed June 19, 2007 File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated July 2, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 9 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the text of amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience. The enclosed Proxy Statement omits the financial statements and Annexes, which are unchanged from Amendment No. 8.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 9 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates the stock price and related information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated information reflects a material change from the information in the previous amended preliminary Proxy Statement. Supplementally, please note that General Finance has not yet established the new date for the Special Meeting, which it undertakes to do in the definitive Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary

Mr. John Reynolds
July 3, 2007

Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
Pro Forma Financial Statements, page 73
1.	We note your response to comment 14 of our letter dated June 19, 2007. Your response indicates that the accounting for your acquisition of Royal Wolf would be identical to a public shell with nominal assets acquiring an operating company as a reverse acquisition, except that no goodwill or other intangible would be recorded, as described in the Staff Training Manual. However, we note that the proposed transaction differs from the situation described in the Staff Training Manual in several important respects. In a reverse merger recapitalization. the owners and management of the private operating company have actual or effective control of the combined company after the transaction, with shareholders of the public shell continuing only as passive investors. This situation typically occurs when the public shell has no significant assets, and its shareholders receive a passive minority interest in the combined company in exchange for enabling the operating company to become public. While the management of Royal Wolf may have operational control of the business immediately after the proposed merger, we note that the shareholders of General Finance will control all of the voting rights, and the board of directors will consist entirely of representatives from General Finance, both of which would appear to give General Finance the ability to unilaterally replace the management of Royal Wolf. In addition, we note that General Finance does not have nominal net assets prior to the proposed merger, and in fact is the party which will be distributing cash and incurring liabilities. Since it would appear that the only factor in paragraphs 16-17 of SFAS 141 which may support Royal Wolf as the accounting acquirer is the senior management of the combined entity, and all other relevant factors would appear to indicate that General Finance is the accounting acquirer, we believe that General Finance would be considered the accounting acquirer in the proposed transaction. Please revise the pro forma financial statements and related disclosures accordingly.

We have revised the pro forma financial statements and related disclosures to reflect General Finance as the accounting acquirer using the purchase method of accounting. The Staff should note that we will determine the estimated fair values of assets and liabilities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, with the assistance of third party valuation specialists. As none of the work has commenced at this time, we have disclosed in the pro forma financial statements that we have allocated all such adjustments to “goodwill and intangible assets” and have stated that the final allocation of the purchase price may result in a reclassification from “goodwill and

Mr. John Reynolds
July 3, 2007

intangible assets” to specific amortizable assets; which may result in a significant non-cash increase in operating expenses.

See pages 11, 12, 17, 18 and 73 through 81.

2.	We note that General Finance has no substantive operations prior to the consummation of the proposed merger, and accordingly, Royal Wolf will be considered the predecessor of General Finance. As a result, the audited financial statements of Royal Wolf, including those for the interim period through the date of the consummation of the merger, will be required to be included in the combined company’s Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Royal Wolf for all periods that are required to be presented.

We acknowledge that Royal Wolf will be considered the predecessor of General Finance and that, as a result, the audited financial statements of Royal Wolf, including those for the interim period through the date of the consummation of the merger, will be required to be included in the combined company’s Exchange Act reports until such time as the post-merger financial statements include the results of operations for Royal Wolf for all the periods to be presented.
Compensation Discussion and Analysis, page 97
3.	We note your response to comment six of our letter dated June 19, 2007. It is unclear to us how RWA meets the definition of a foreign private issuer. A foreign issuer is not a “foreign private issuer” if more than 50% of the issuer’s outstanding voting securities are held of record by residents of the United States. Bison-GE, a Delaware limited liability company, owns more than 50% of the outstanding voting securities of RWA. If RWA is not a foreign-private issuer, then the complete disclosure required by Item 402 of Regulation S-K would be required. Please revise or advise.

Supplementally, Rule 405 under the Securities Act of 1933 sets forth a two-part test of what constitutes a foreign private issuer as follows:
The term “foreign private issuer” means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
(1)	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (emphasis added)

(2)	Any of the following:

Mr. John Reynolds
July 3, 2007

(i)	The majority of the executive officers or directors are United States citizens or residents;

(ii)	More than 50 percent of the assets of the issuer are located in the United States; or

(iii)	The business of the issuer is administered principally in the United States.
As the Staff notes, RWA currently satisfies clause (1) of the foregoing definition in that more than 50% of its outstanding voting securities are held by Bison-GE, a U.S.-resident company; however, RWA fails the second part of the test in that none of the conditions of clause (2) of Rule 405, above, are satisfied. For this reason, we believe that RWA currently is a foreign private issuer.

The foregoing notwithstanding, we intend and believe that the disclosures in the Proxy Statement, as revised in response to comments 1 through 13, below, comply in all respects with the requirements of Item 402 of Reg. S-K.

4.	If the company continues to believe it is a foreign private issuer, we note that the company has chosen to comply with some of the new disclosure rules. The company must comply with all of the disclosure rules if it elects to comply with the new disclosure rules. See Question 3 from the Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Please see our response to comment 3, above.

5.	Discuss in greater detail the role of the compensation consultant, as established by the Compensation Committee.

We have added on page 98 additional disclosures regarding the role played by the compensation consultant to RWA. As noted there, the consultant was retained by RWA’s board of directors.

6.	Clarify the role of the CEO in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

We have clarified on page 98 the specific role of RWA’s Chief Executive Officer in determining the compensation of RWA’s executives.

Mr. John Reynolds
July 3, 2007

7.	Provide a discussion of your compensation policies regarding the information from Item 402(b)(2)(i) through (iii) of Regulation S-K.

We have addressed under the caption “2007 Executive Compensation Components” beginning on page 98 of the Proxy Statement each of the items called for by Item 402(b)(i) through (iii) of Reg. S-K.

8.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. Please discuss the specific performance targets used to determine incentive amounts. If you believe such information is confidential, provide your analysis supplementally. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We may have further comment.

Page 99 of the Proxy Statement includes an expanded discussion of the use of performance targets to determine the annual cash bonuses of RWA’s executives. We have disclosed the performance targets as a percentage increase over RWA’s actual results for fiscal 2006, as well as management’s expectations regarding RWA’s ability to achieve the performance targets.

9.	Clarify how the company determined the amount of options granted. See Item 402(b)(l)(v) of Regulation S-K.

See the new disclosures on page 100 of the Proxy Statement. See also our response to comments 10 and 12, below.

10.	Clarify why you pay each element of compensation. See Item 402(b)(1)(iv) of Regulation S-K.

We have clarified these matters under the respective captions for each element of compensation on pages 99 and 100 of the Proxy Statement.

Mr. John Reynolds
July 3, 2007

11.	Update the information in this section to include the information for the latest fiscal year ended June 30, 2007.

As requested, we have updated all of the information in this section to include information for RWA’s fiscal year just ended June 30, 2007. In accordance with the SEC transition rules regarding Item 402 of Regulation S-K, we have omitted information with respect to prior years. We also have updated the Summary Compensation Table on page 125 of the Proxy Statement.

12.	In footnote one to the Options Exercised Table, clarify the embedded value that was paid by Bison-GE and disclose the remaining amount to be paid in connection with the acquisition of RWA.

We have added in the Options Exercised table on page 101 of the Proxy Statement the values of the options based upon the actual amounts paid by Bison-GE to the option holders and the remaining amounts to be paid to them in connection with the completion of the Royal Wolf acquisition, which are indicted by footnote.

13.	Clarify how your compensation policy and procedures will change as a result of the business combination.

Please see the new disclosures under the caption “Future Compensation Policies and Procedures” on page 102 of the Proxy Statement.
Related Party Transaction, page 101
14.	Provide the disclosure required by Item 404(b) of Regulation S-K.

We have added on page 102 of the Proxy Statement the disclosures called for by Item 404(b) of Reg. 5-K.
* * *
     Please direct any remaining questions and comments regarding the foregoing to me at the telephone or fax number set forth above.
Very truly yours,
/s/ Dale E. Short

cc:	David Walz (SEC) Terrence O’Brien (SEC) Ronald F. Alper (SEC) Pamela Howell (SEC) Alan B. Spatz, Esq.